Q3 2006

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2006

(FORMERLY SAN TELMO ENERGY LTD.)

PRESIDENT’S MESSAGE

The new Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) was created on January 12, 2006, through the amalgamation of Rolling Thunder and San Telmo Energy Ltd. (“San Telmo”).  The Corporation is pleased to report the unaudited interim consolidated financial and operating results for the new amalgamated entity for the three and nine month periods ended January 31, 2006.

The amalgamation of Rolling Thunder and San Telmo has created an entirely new platform for growth.  The combination of assets, capital and talent has created a new company poised for significant growth in the junior oil and gas exploration and production sector. We are very excited about the potential in our core producing areas of McLeod, Gordondale and Teepee Creek, as well as the potential from our new exploitation project opportunity at Ensign. The Corporation’s current exploration focus compliments these core producing areas.  Prior to the amalgamation, Rolling Thunder had cash in the bank of approximately $11.0 million and had no production or reserves. The financial results presented herein are those of the amalgamated company.

Highlights and Accomplishments

•

In June 2005, Rolling Thunder closed its initial public offering for $12.0 million. The Corporation began trading on the TSX Venture Exchange (“TSX-V”) under the symbols ROL.A and ROL.B in July 2005.

•

In September 2005, Rolling Thunder committed to two wells at Gold Creek and Boundary Lake on its initial four Farm-in Agreements.

•

In October 2005, Rolling Thunder negotiated a fifth Farm-in Agreement with an independent Canadian oil and gas company on four sections of land in the Teepee Creek area, and committed to the drilling of one well.

•

Through the summer and fall of 2005, three wells were drilled, one at Legal which was abandoned, one at Teepee Creek which was cased and completed, and one at Gordondale which was cased.

•

On November 1, 2005, the Arrangement Agreement between Rolling Thunder and San Telmo was announced.

•

In mid-November 2005, Rolling Thunder negotiated the Ensign down-spacing and Farm-in Agreement on six sections of land in Southern Alberta.  The opportunity was contingent on obtaining quarter-section down-spacing approval. The EUB recommended that Rolling Thunder proceed in two stages:  firstly, half-section down-spacing and thereafter, quarter-section down-spacing.  The agreement is being revised to reflect the EUB’s recommendations.

•

In December 2005, Rolling Thunder initiated its winter drilling program. Four wells were drilled, of which two were cased, one each at Gold Creek and Teepee Creek, and two were abandoned.

•

From July to December 2005, the Corporation added 3,520 acres (net) to its land holdings through crown land purchases at Gold Creek, Boundary Lake, Teepee Creek and Woking.

•

On January 12, 2006, Rolling Thunder completed the amalgamation with San Telmo and on January 17, 2006, the new Rolling Thunder recommenced trading on the TSX-V under the symbols ROL.A and ROL.B.

•

Average sales production for the month of January 2006 was 400 boe/d. Rolling Thunder estimates an additional 150 boe/d behind pipe in the Teepee Creek area. At McLeod, production has been temporarily curtailed by 60 boe/d due to infrastructure constraints imposed by a third party operator.

•

On January 20, 2006, Rolling Thunder tied in the Teepee Creek 08-03 well that was drilled in the summer of 2005. The well began production at rates as high as 3 mmcf/d but was shut-in due to water from a suspected uphole zone.  The Corporation is scheduled to commence remedial work in early April 2006.

•

In late January 2006, Rolling Thunder added one and three quarter sections of land at McLeod directly offsetting the Corporation’s existing production.

•

In February 2006, Rolling Thunder renegotiated credit facilities of $6.5 million with the National Bank.

•

In early March 2006, the Corporation negotiated a Farm-out and Participation Agreement with a local independent oil and gas company to drill a second well at Gold Creek.  The contract spud date is by June 30, 2006, subject to surface access and rig availability.

•

On March 20, 2006, Rolling Thunder secured a service rig for completion and remedial work at Teepee Creek, Gordondale and Gold Creek, and licensed three additional locations at Teepee Creek.

•

On March 22, 2006, Rolling Thunder purchased an additional half section of land at McLeod, completing the spacing unit for a well to be drilled this summer 2006.

Outlook and Opportunities

The new amalgamated Rolling Thunder is now well situated, with an excellent inventory of exploration and development opportunities, cash flow from operations and available credit facilities.

At Ensign, the Corporation has the potential to drill six initial gas wells on the down-spacing project, subject to EUB approval.  Each well has the potential to produce at initial rates of between 750 and 1,000 mcf/d, declining in the first year to a long-term stabilized rate of approximately 400 mcf/d.

At Teepee Creek, we see the potential for at least six Doig oil locations and two Charlie Lake gas locations.  Three potential Doig oil wells have been licensed for after break-up.  If successful, these wells could add between 200 and 300 boe/d to the Corporation.  Successful Charlie Lake gas wells have the potential to add up to 2,000 mcf/d (330 boe/d) each.  A 3D seismic survey is planned for the greater Teepee Creek area.

At Gordondale, we have a Gething gas location that is a re-drill of bypassed pay in one of our existing producers.  Analogous Gething wells in the area have produced between 2.5 and 5.0 bcf, at rates of up to 2,000 mcf/d.  We also plan to perforate the Cadomin in an existing well bore.  The offsetting Cadomin well, 600 meters away, came on production at 500 mcf/d.  In addition, we have a development location for Boundary Lake oil in the southeast quarter of section 22 that could add 150 boe/d.  Our offsetting section to the south has the potential for Boundary Lake oil, Charlie Lake gas and Cretaceous gas.

At McLeod, we have expanded our land base and plan to drill at least one well this summer.  A successful well, similar to our existing producer, could add between 1,500 and 3,000 mcf/d.  New production would require additional facilities that would also alleviate our current production curtailment problems.

Additional exploration and exploitation opportunities exist at Teepee Creek North and Woking, and we continue to add new opportunities to our portfolio for future growth.

On behalf of the Officers and Directors,

“Peter Bolton”

Peter Bolton

President and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Rolling Thunder Exploration Ltd. (formerly San Telmo Energy Ltd.) (“Rolling Thunder” or the “Corporation”) is dated March 29, 2006. It should be read in conjunction with the accompanying unaudited interim consolidated financial statements of the Corporation for the three and nine month periods ended January 31, 2006 and the notes thereto, and with the audited consolidated financial statements and MD&A contained in San Telmo Energy Ltd.’s annual report for the year ended April 30, 2005.

Statements in this document may contain forward-looking information.  Such information is subject to known and unknown risks, uncertainties and other factors that could influence actual results or events, and cause actual results or events to differ materially from those stated, anticipated or implied in the forward-looking information.  As such, readers are cautioned not to place undue reliance on the forward-looking information, as no assurances can be provided as to future results, levels of activity or achievements.

Rolling Thunder’s Board of Directors and Audit Committee have reviewed and approved the January 31, 2006 interim consolidated financial statements and related MD&A.

All references to dollar values refer to Canadian dollars unless otherwise stated.

This MD&A provides certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”).  These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

This MD&A contains the terms “cash flow from operations” and “cash flow from operations per share”, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Corporation’s performance.  Cash flow from operations per share is calculated using the same weighted average basic and diluted number of shares outstanding used in the calculation of net income (loss) per share.  All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Petroleum and natural gas volumes are converted to an equivalent measurement basis referred to as a “barrel of oil equivalent” (“boe”) using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”).  The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Readers are cautioned that boe figures may be misleading, particularly if used in isolation.

The continuous disclosure materials of the Corporation, including its annual MD&A and audited financial statements, Information Circular and Proxy Statement, material change reports and press releases issued by the Corporation are available through the SEDAR system at www.sedar.com.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported with the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of January 31, 2006 and have concluded that they are adequate and effective to ensure accurate and complete disclosure.

Financial statements

The accompanying unaudited interim consolidated financial statements of the Corporation for the three and nine month periods ended January 31, 2006 and the notes thereto have been prepared by management and have not been reviewed or audited by the Corporation’s external auditors.

(Note to U.S. Readers:  The accompanying interim consolidated financial statements have been prepared according to Canadian GAAP.  For U.S. GAAP reconciliation please refer to the audited financial statements for San Telmo Energy Ltd. for the years ended April 30, 2005 and 2004.)

DESCRIPTION OF BUSINESS

Rolling Thunder Exploration Ltd.

Rolling Thunder is engaged in the acquisition, exploration, development and production of oil and natural gas reserves in Canada.  Specifically, the Corporation’s focus is to generate and develop its own prospects, acquire oil and gas properties directly and/or through farm-ins and participate with joint venturers and other industry partners in oil and gas exploration and development in the Western Canadian Sedimentary Basin.

The Corporation has core producing properties at McLeod, Gordondale, Teepee Creek and Mahaska and has drilled four of its previously announced five well winter drilling program.  The results of the program to date include two potential oil and gas wells at Gold Creek and Teepee Creek respectively, and two abandonments, one at Boundary Lake and one at Teepee Creek North.  The Corporation is currently licensing three additional locations at Teepee Creek and is evaluating potential drilling locations at McLeod on newly acquired lands.  The Corporation entered into a Farm-in Agreement to down-space six sections of land at Ensign in Southern Alberta, entered into a Farm-out Agreement to farm-out one exploration well at Gold Creek, and is pursuing additional farm-in, joint venture and purchasing opportunities in the Peace River Arch, West Central and Southern Alberta areas.  Rolling Thunder holds approximately 15,840 gross (14,176 net) acres of undeveloped land, and 1,920 gross (1,920 net) acres of land under option.

Rolling Thunder was incorporated under the laws of the province of Alberta on March 24, 2005.  In May 2005, the Corporation raised $1.0 million of founders’ equity by way of private placement.  In June 2005, the Corporation completed a $12.0 million initial public offering and in July 2005, the Corporation’s shares commenced trading on the TSX-V.  In September 2005, the Corporation closed a private placement for $231.0 thousand to a newly hired Vice President of Engineering.  In November 2005, Rolling Thunder entered into an Arrangement Agreement with San Telmo Energy Ltd., whereby the companies agreed to amalgamate their businesses.  The amalgamation with San Telmo was completed pursuant to a court approved Plan of Arrangement in January 2006.

Amalgamation with San Telmo Energy Ltd.

On January 12, 2006, Rolling Thunder completed an amalgamation with San Telmo Energy Ltd., whereby the Corporation would continue operations as Rolling Thunder Exploration Ltd. under the leadership of its existing management team.  San Telmo was deemed to be the acquirer in the transaction for accounting purposes.  As such, the accompanying January 31, 2006 interim consolidated financial statements reflect the continuation of San Telmo’s accounts.  The transaction was recorded using the purchase method of accounting, whereby the acquisition of Rolling Thunder’s net assets was recorded at fair value as at January 12, 2006.  The results of operations for the amalgamated entity are reflected in the accounts of the Corporation from January 12, 2006 to January 31, 2006.

Under the terms of the agreement, Class A shareholders of Rolling Thunder received one Class A common share of the amalgamated entity for each Class A share held in Rolling Thunder, Class B shareholders of Rolling Thunder received one Class B common share of the amalgamated entity for each Class B share held in Rolling Thunder, and San Telmo common shareholders received $0.60 per San Telmo common share comprised of, at the election of each San Telmo shareholder:  (i) 0.5 Class A common shares of the amalgamated entity for each San Telmo common share held; (ii) $0.60 cash for each San Telmo common share held; or (iii) a combination of shares and cash, subject in all cases to a maximum aggregate cash consideration of $5.0 million.  San Telmo shareholders elected to receive in excess of $5.0 million cash consideration and as such, received a prorated portion of their elected cash consideration with the balance paid in Rolling Thunder Class A common shares.  Holders of options of Rolling Thunder and holders of options of San Telmo received replacement options in the amalgamated entity.

CONSOLIDATED RESULTS HIGHLIGHTS

Consolidated Financial Results ($ thousands)	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Petroleum and natural gas revenues	2,551.9	1,651.8	7,770.6	3,587.2
Royalties	(783.3)	(514.3)	(2,086.6)	(946.8)
Other revenues	17.8	44.3	41.9	65.0
Revenues, net of royalties	1,786.4	1,181.8	5,725.9	2,705.4
Net income (loss)	369.7	(471.2)	1,114.6	(1,381.6)
Capital expenditures	2,635.4	1,230.5	5,238.4	2,632.4
Working capital surplus (deficiency)	(562.6)	(2,446.5)	(562.6)	(2,446.5)
Total assets	22,898.6	8,826.3	22,898.6	8,826.3
Long-term liabilities	393.0	266.7	393.0	266.7
Cash flow from operations (1)	771.7	385.8	3,175.7	948.9

($ per share)
Net income (loss)
Basic	0.01	(0.02)	(2)	0.05	(0.06) (2)
Diluted	0.01	(0.02)	(2)	0.05	(0.06) (2)
Cash flow from operations (1)
Basic	0.03	0.02	(2)	0.14	0.04 (2)
Diluted	0.03	0.02	(2)	0.14	0.04 (2)
Shares outstanding
Common shares	-	44,468,502		-	44,468,502
Class A common shares	29,037,570	-		29,037,570	-
Class B common shares	810,000	-		810,000	-
Weighted average number of shares outstanding for the period
Basic	25,303,609	22,234,251	(2)	23,250,228	21,605,120(2)
Diluted	25,465,404	22,234,251	(2)	23,409,924	21,605,120(2)

(1) Cash flow from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Cash flow from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities.

(2)  The previously reported weighted average number of shares outstanding, both basic and diluted, for the three and nine months ended January 31, 2005 were 44,468,502 shares and 43,210,241 shares, respectively.  2005 per share amounts and weighted average number of shares have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

Consolidated Operating Results
Daily sales volumes
Oil (bbls/d)	64	84	85	81
NGLs (bbls/d)	61	16	34	9
Natural gas (mcf/d)	2,036	2,008	2,460	1,334
Barrels of oil equivalent (boe/d)	464	434	529	313
Average prices received
Oil ($/bbl)	60.73	50.64	61.58	50.61
NGLs ($/bbl)	16.73	40.93	30.42	39.85
Natural gas ($/mcf)	11.22	6.71	9.01	6.51
Barrels of oil equivalent ($/boe)	59.79	43.02	53.78	42.07
Operating netback per boe ($)
Petroleum and natural gas revenues	59.79	43.02	53.78	42.07
Royalties	18.35	11.18	14.44	11.09
Operating expenses	5.84	11.51	6.11	8.83
Transportation expense	1.94	0.90	2.01	1.04
Operating netback	33.66	19.43	31.22	21.11
Wells drilled (1)
Gross (net) drilled	2.0 (2.0)	-	5.0 (4.5)	1.0 (1.0)
Gross (net) successful	1.0 (1.0)	-	3.0 (3.0)	1.0 (1.0)
Gross (net) drilled and abandoned	1.0 (1.0)	-	2.0 (1.5)	-
Success rate (percent)	50.0	-	60.0	100.0

(1) Wells drilled reflect post-amalgamation numbers.

RESULTS OF OPERATIONS

Revenues

(in thousands except for volumes, percentages and pricing)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Revenues
Oil	$ 358.0	$ 374.1	$ 1,434.4	$ 1,122.7
NGLs	93.2	60.3	281.4	97.6
Natural Gas	2,100.7	1,217.4	6,054.8	2,366.9
Other	17.8	44.3	41.9	65.0
Total	$ 2,569.7	$ 1,696.1	$ 7,812.5	$ 3,652.2

Daily sales volumes - average
Oil (bbls/d)	64	84	85	81
NGLs (bbs/d)	61	16	34	9
Natural gas (mcf/d)	2,036	2,008	2,460	1,334
Total (boe/d)	464	434	529	313

Product mix by volumes
Oil	13.8%	19.3%	16.1%	25.9%
NGLs	13.1%	3.7%	6.4%	2.9%
Natural Gas	73.1%	77.0%	77.5%	71.2%
Total	100.0%	100.0%	100.0%	100.0%

Average prices received
Oil (per bbl)	$ 60.73	$ 50.64	$ 61.58	$ 50.61
NGLs (per bbl)	16.73	40.93	30.42	39.85
Natural gas (per mcf)	11.22	6.71	9.01	6.51
Total (per boe)	$ 59.79	$ 43.02	$ 53.78	$ 42.07

Revenues for the third quarter ended January 31, 2006 were $2,569.7 thousand compared to $1,696.1 thousand for the same period in 2005, an increase of 51 percent.  The increase was the result of higher oil and natural gas commodity prices and higher natural gas sales volumes.  Sales volumes for the third quarter were moderately higher at 464 boe/d compared to 434 boe/d for the same period in the previous year.  This resulted from new production at Teepee Creek 08-03 during the month of January 2006, which was offset by reduced production at Teepee Creek 04-10, Teepee Creek 06-03 and McLeod 06-18.  Teepee Creek 04-10 was suspended for the month of January 2006 due to high water production and is not expected to resume production; Teepee Creek 06-03 realized lower volumes during the period due to natural decline; and production at McLeod 06-18 was temporarily curtailed due to third party infrastructure constraints.

For the nine months ended January 31, 2006, revenues were $7,812.5 thousand compared to $3,652.2 thousand for the nine months ended January 31, 2005, reflecting an increase of 114 percent.  The increase resulted from higher oil and natural gas commodity prices and increased production from existing wells for the period, in addition to new production during the month of January 2006 from the Teepee Creek 08-03 well.

Royalties

(in thousands except for percentages and per boe amounts)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Crown royalties, net of ARTC	$ 458.3	$ 338.7	$ 1,152.9	$ 662.4
Overriding and freehold royalties	325.0	175.6	933.7	284.4
Total	$ 783.3	$ 514.3	$ 2,086.6	$ 946.8
As a percentage of revenue	30.7%	30.3%	26.9%	25.9%
Royalties per boe	$ 18.35	$ 11.18	$ 14.44	$ 11.09

Royalties include crown, overriding and freehold royalties, offset by Alberta Royalty Tax Credits (“ARTC”) of $152.8 thousand for the quarter and $364.3 thousand for the nine months ended January 31, 2006.  Total royalties for the three and nine months ended January 31, 2006 were $783.3 thousand and $2,086.6 thousand respectively, compared to $514.3 thousand and $946.8 thousand for the same periods in 2005.  The increases were due to higher sales volumes and commodity prices experienced in 2006 compared to 2005.

Operating expenses

(in thousands except for per boe amounts)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Operating expenses	$ 249.4	$ 460.4	$ 883.3	$ 754.6
Operating expenses per boe	$ 5.84	$ 11.51	$ 6.11	$ 8.83

Operating expenses decreased by 46 percent to $249.4 thousand for the quarter compared to $460.4 thousand for the same period in 2005.  The decrease was primarily attributable to lower gas gathering and compression fees at McLeod 06-18 resulting from production curtailment imposed by third parties.

For the nine months ended January 31, 2006, operating expenses increased by 17 percent to $883.3 thousand from $754.6 thousand for the same period in 2005.  The increase was primarily due to eight months of operating expenses incurred at Teepee Creek 04-10 and 06-03 compared to only two months for the same period in 2005, in addition to operating expenses for Teepee Creek 08-03 incurred in January 2006.  These increases were partially offset by the decreased gas gathering and compression fees realized at McLeod, as described above.

Transportation expenses

(in thousands except for per boe amounts)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Transportation expenses	$ 82.6	$ 36.0	$ 290.5	$ 88.7
Transportation expenses per boe	$ 1.94	$ 0.90	$ 2.01	$ 1.04

Transportation expenses for the three and nine months ended January 31, 2006 were $82.6 thousand and $290.5 thousand respectively, compared to $36.0 thousand and $88.7 thousand for the same periods in 2005.  The increases were due to higher volumes being transported in each respective period.

Netback information

(per boe)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Revenue	$ 59.79	$ 43.02	$ 53.78	$ 42.07
Royalty expense	18.35	11.18	14.44	11.09
Operating expense	5.84	11.51	6.11	8.83
Transportation expense	1.94	0.90	2.01	1.04
Operating netback	$ 33.66	$ 19.43	$ 31.22	$ 21.11

The Corporation realized higher operating netbacks of $33.66 per boe and $31.22 per boe for the three and nine months ended January 31, 2006 respectively, an increase of 73 percent and 48 percent from the same respective periods in 2005.  The increased netbacks were the combined result of increased sales volumes, higher commodity prices and reduced operating expenses from prior period.

General and administrative expenses (“G&A”)

G&A expenses increased to $648.9 thousand for the quarter ended January 31, 2006 compared to $278.7 thousand for the same period in 2005.  The increases were primarily due to one-time costs associated with the amalgamation.  The Corporation recognized approximately $340.0 thousand in executive severance related expenses in the third quarter 2006, which were paid to officers of San Telmo.  In addition, the Corporation incurred salary expenses for new management of the amalgamated entity for the month of January 2006.  Corporate expenses increased as a result of run-on insurance effected for the exiting directors and officers of San Telmo.  These collective increases were partially offset by a reduction in management and directors’ fees resulting from only two months of directors’ fees being expensed in the current quarter compared to three months being expensed for the same period in 2005.  These fees were paid to the directors of San Telmo; no directors’ fees were incurred or paid to the directors of Rolling Thunder upon amalgamation.

G&A expenses increased to $1,284.4 thousand for the nine months ended January 31, 2006 compared to $838.5 thousand for the same period in 2005.  The increase was due to the additional personnel expenses described above for the quarter, as well as additional management and directors’ fees for the nine months.  Management and directors’ fees increased due to monthly directors’ fees being incurred for eight months in 2006 compared to five months in 2005.  These fees were paid to the directors of San Telmo prior to amalgamation.  The collective increases were partially offset by decreased corporate and shareholder reporting expenses attributed to a reduction in investor relations fees.

Interest expense

(in thousands)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Short-term interest expense	$ 33.8	$ 14.0	$ 92.0	$ 61.5
Long-term interest expense	-	6.8	-	13.2
Total	$ 33.8	$ 20.8	$ 92.0	$ 74.7

For the third quarter of 2006, Rolling Thunder recorded short-term interest expense of $33.8 thousand, an increase of 141 percent from $14.0 thousand recorded in the same period for 2005.  Short-term interest for the nine months ended January 31, 2006 increased 50 percent to $92.0 thousand compared to $61.5 thousand for the same period in 2005.  The increases were due to higher average revolving demand loan balances during the quarter and nine month periods.  In addition, the Corporation recorded interest expense of $10.8 thousand in the third quarter of 2006 related to flow-through share requirements discussed further in the “Income taxes” section below.

The Corporation did not have any long-term debt balances outstanding in the three and  nine months ended January 31, 2006.  Long-term interest for the comparative periods in 2005 related to outstanding loans payable balances.

Stock-based compensation

The Corporation has a stock-based compensation plan granting directors, officers, employees of, and consultants to, Rolling Thunder options to purchase Class A common shares of the Corporation.  The Corporation recorded stock-based compensation expense of $401.6 thousand and $1,023.6 thousand for the three and nine month periods ended January 31, 2006 respectively, compared to $285.8 thousand and $857.3 thousand for the same periods in 2005.  The increase is primarily the result of recognition of additional stock-based compensation of $194.8 thousand related to the vesting of remaining unvested San Telmo stock options prior to the amalgamation with Rolling Thunder.  In addition, $12.1 thousand in compensation expense was recognized in relation to Class A common share replacement options issued to option holders of Rolling Thunder upon amalgamation.

Depletion, depreciation and accretion

Depletion and depreciation are calculated based upon depletable capital expenditures, production rates and petroleum and natural gas reserves.  Rolling Thunder records asset retirement obligations based on the present value of estimated remediation, reclamation and restoration costs associated with its facilities, including well sites and pipelines.  The liability is increased each reporting period due to the passage of time through the recording of accretion expense.

For the third quarter of 2006, Rolling Thunder recorded depletion, depreciation and accretion expense of $606.4 thousand, an increase of six percent compared to $571.3 thousand recorded in the same period for 2005.  In addition, depletion, depreciation and accretion expense for the nine months ended January 31, 2006 increased 11 percent to $1,643.5 thousand compared to $1,473.1 thousand for the same period in 2005.  The increases were primarily due to increased production in 2006 and additional capitalized costs included in the determination of depletable capital expenditures related to the amalgamation of Rolling Thunder and San Telmo and additional drilling activity during the period.  The Corporation excluded from its depletion and depreciation calculation costs associated with undeveloped land and seismic of $3,608.6 thousand and included future development costs associated with proved undeveloped reserves of $1,975.4 thousand.

Income taxes

During the third quarter of 2006, the Corporation recorded a future income tax recovery provision of $605.9 thousand.  Prior to the amalgamation, San Telmo did not recognize future income tax assets associated with accumulated tax losses in its parent company as it was management’s opinion at that time that sufficient future taxable income in the parent company would not be recognized in future periods to recognize the tax benefits associated with these losses.

As a result of the amalgamation and subsequent wind-up of its wholly-owned subsidiary, San Telmo Energy Inc., the taxable losses are available to be used to reduce taxable income of the Corporation in future periods.  It is management’s opinion that the Corporation will have sufficient taxable income in future periods to recognize the benefits of taxable losses.

In March 2006, the Corporation renounced $9.0 million effective December 31, 2005 as a result of the flow-through obligations associated with the Class A and Class B flow-through shares issued on the initial public offering of Rolling Thunder Exploration Ltd. in June 2005.  The Corporation pays interest to Canada Revenue Agency on flow through funds renounced in 2005 that remain unexpended at the end of each month in 2006.   To January 31, 2006, the Corporation incurred approximately $2.4 million of eligible expenditures and recognized interest expense related to the unexpended qualifying expenditures of $10.8 thousand.

Net Income

Net income for the three and nine month periods ended January 31, 2006 were $369.7 thousand and $1,114.6 thousand, respectively, compared to net losses of $471.2 thousand and $1,381.6 thousand for the same periods in 2005.  The increases were largely attributable to increased production volumes, increased oil and natural gas prices and the recognition of a future income tax recovery in the third quarter of 2006.  These increases were partially offset by the increased G&A related to severance expenses and other charges related to the amalgamation.

CAPITAL EXPENDITURES

Capital expenditures for the three and nine months ended January 31, 2006 and 2005 were as follows:

(in thousands)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Land	$ 228.1	$ 49.6	$ 474.0	$ 46.8
Geological and geophysical	29.9	0.8	73.5	56.2
Drilling and completions	1,980.8	-	3,921.3	865.4
Tie-ins and facilities	392.4	1,131.6	778.7	1,517.2
	2,631.2	1,182.0	5,247.5	2,485.6
Office furniture and equipment	4.2	0.3	8.5	21.0
Other (1)	-	48.2	(17.6)	125.8
Total	$ 2,635.4	$ 1,230.5	$ 5,238.4	$ 2,632.4

(1)  Amounts relate to asset retirement obligations capitalized and included as capital expenditures in prior periods.

Rolling Thunder’s capital expenditures increased by 114 percent for the three months ended January 31, 2006 compared to the same period in 2005 as a result of land acquisitions, increased geological and geophysical activity and increased drilling and completions work.  The Corporation purchased a combined total of one and three-quarter sections at McLeod and one section at Teepee Creek, adding to its core area undeveloped land base in the Peace River Arch.  Seismic expenditures totaling $29.9 thousand were incurred at McLeod, Gold Creek and Woking.  Drilling and completions costs totaling $1,980.8 thousand were incurred for the Teepee Creek 08-03, Teepee Creek 14-03, Gold Creek 10-03 and Boundary Lake 09-28 wells.  The Corporation spent $392.4 thousand related to tie-in and facilities costs for the Teepee Creek 08-03 well, which came on production in January 2006, and was subsequently shut-in due to water production from a suspected uphole zone.  Remedial work is scheduled for the well in early April 2006.  Completion on the Teepee Creek 14-03 well commenced March 23, 2006.  Completion for the Gold Creek 10-03 well is not scheduled to commence until December 2006 due to access to the site being restricted to the winter.

For the nine months ended January 31, 2006, the Corporation’s capital expenditures increased by 99 percent compared to the same period in 2005.  This was the result of land acquisitions at Mcleod, Teepee Creek, Gold Creek and Boundary Lake; geological and geophysical related costs at McLeod, Teepee Creek, Gold Creek, Boundary Lake, Woking and Gordondale; drilling and completions at Legal 16-29,  Gordondale 16-22, Teepee Creek 08-03, Teepee Creek 14-03, Gold Creek 10-03 and Boundary Lake 09-28; and tie-in and facilities costs related to the installation of a compressor at McLeod and single well battery at Gordondale, and the tie-in of the Teepee Creek 08-03 well.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

(in thousands except for per share amounts)

	Q3-06	Q2-06	Q1-06	Q4-05
Revenues, net of royalties	$ 1,786.4	$ 2,143.1	$ 1,787.2	$ 1,536.3
Net income (loss)	$ 369.7	$ 676.6	$ 68.3	$ (310.6)
Net income (loss)
Per share, basic (1)	$ 0.014	$ 0.030	$ 0.003	$ (0.016)
Per share, diluted (1)	$ 0.014	$ 0.030	$ 0.003	$ (0.016)

(in thousands except for per share amounts)

	Q3-05	Q2-05	Q1-05	Q4-04
Revenues, net of royalties	$ 1,181.8	$ 594.3	$ 929.4	$ 106.0
Net income (loss)	$ (471.2)	$ (656.4)	$ (253.9)	$ (225.3)
Net income (loss)
Per share, basic (1)	$ (0.021)	$ (0.034)	$ (0.012)	$ (0.018)
Per share, diluted (1)	$ (0.021)	$ (0.034)	$ (0.012)	$ (0.018)

(1) All prior quarter basic and diluted per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

Identifiable trends in Rolling Thunder’s business in the past eight quarters reflect continuing exploration and development of petroleum and natural gas properties as well as increased prices of oil and natural gas sold by the Corporation.  There are no individually significant factors affecting quarterly earnings.  Third quarter 2006 results are discussed in detail in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources

Liquidity risks arise from the use of liquid financial resources to meet the day-to-day funding requirements of the Corporation and in the management of assets and liabilities in order to maintain an optimal capital structure.  Rolling Thunder manages liquidity risk to meet its financial obligations and commitments in a cost effective manner and to fund growth and expansion opportunities that are recognized by the Corporation.

Sources and uses of cash

The Corporation believes that its access to debt and equity markets, unutilized bank credit facilities and funds generated from operations will provide it with sufficient liquidity and capital resources to fund existing operations and commitments as well as expansion and development opportunities in 2006.

(in thousands except for ratio amounts)
	January 31, 2006	April 30, 2005	% Increase (Decrease)
Current assets	$ 8,602.2	$ 1,732.9	396.4%
Current liabilities	$ 9,164.8	$ 3,699.8	147.7%
Working capital surplus (deficiency)	$ (562.6)	$ (1,966.9)	-
Current ratio	0.94	0.47	100.0%

As at January 31, 2006 the Corporation had a working capital deficiency of $562.6 thousand compared to working capital deficiency of $1,966.9 thousand as at April 30, 2005.  The improved working capital position of the Corporation over the periods is primarily the result of increased cash and cash equivalents arising from the amalgamation.

(in thousands)
	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Cash from operating activities	$ 1,200.4	$ 1,012.2	$ 3,726.0	$ 1,988.5
Cash from (used in) investing activities	$ 9,457.5	$ (779.3)	$ 7,496.1	$ (3,607.3)
Cash from (used in) financing activities	$ (4,950.0)	$ (392.0)	$ (4,574.1)	$ 1,557.3

Cash from operating activities for the three and nine months ended January 31, 2006 were affected by the following significant factors:

•

Continued growth and development of operations, and

•

Increased oil and natural gas commodity prices.

Cash from investing activities for the three and nine months ended January 31, 2006 were affected by the following significant items:

•

Cash and cash equivalents increase of $10,812.1 partially offset by a decrease in non-cash working capital of $1,606.2, as a result of the amalgamation of Rolling Thunder and San Telmo,

•

Amalgamation costs of  $323.1 thousand recognized in the third quarter, and

•

Capital expenditures of $2,635.4 thousand for the quarter and $5,238.4 thousand for the nine months.

Cash used in financing activities for the three and nine months ended January 31, 2006 were affected by the following significant items:

•

Redemption and cancellation of 8,333,333 preferred shares issued on the amalgamation of Rolling Thunder and San Telmo at $0.60 per share for total consideration of $5,000.0 thousand.

(in thousands)
Debt instruments	Total Amount	Amount Outstanding at January 31, 2006	Amount Available at January 31, 2006
Revolving bank loan	$ 5,000.0	$ 2,550.0	$ 2,450.0
Non-revolving acquisition/development loan	1,500.0	-	1,500.0
Corporate credit card	25.0	-	25.0
	$ 6,525.0	$ 2,550.0	$ 3,975.0

Upon amalgamation, Rolling Thunder renegotiated credit facilities totaling $6,525.0 thousand with essentially the same terms and conditions as San Telmo’s arrangements.  For details of Rolling Thunder’s credit facilities, refer to Note 7 of the accompanying unaudited interim consolidated financial statements.

OUTSTANDING SHARE DATA

At March 29, 2006 the Corporation had 28,691,120 Class A common shares and 810,000 Class B common shares outstanding, 3,175,000 options outstanding and 810,000 warrants outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement, under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets.  The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

TRANSACTIONS WITH RELATED PARTIES

Prior to amalgamation, San Telmo paid directors’ fees of $15.0 thousand (2005 - $10.0 thousand) and $60.0 thousand (2005 - $25.0 thousand) for the three and nine months ended January 31, 2006 respectively to directors and/or companies controlled by directors of San Telmo.  Management fees of $32.5 thousand (2005 - $20.5 thousand) and $130.0 thousand (2005 - $97.5 thousand) for the three and nine month periods ended January 31, 2006 respectively were paid to a director and officer of San Telmo.  San Telmo also paid professional fees of $19.4 thousand (2005 – $2.5 thousand) and $29.6 thousand (2005 - $15.6 thousand) during the three and nine months ended January 31, 2006 respectively to a legal firm, in which a director of San Telmo was a partner.  In addition, rent of $1.2 thousand (2005 - $3.6 thousand) for the three months ended January 31, 2006 and $8.4 thousand (2005 - $24.0 thousand) for the nine months ended January 31, 2006 was paid to a company controlled by a director of San Telmo.

Upon amalgamation, the Corporation paid approximately $340.0 thousand related to severance to officers of San Telmo.  The Corporation paid $16.5 thousand, with respect to the termination of a Geological and Project Management Services Agreement, to a private holding and geological services company that provided geological consulting services to San Telmo, of which an officer and director of the Corporation is an officer and controlling shareholder.  In addition, $15.0 thousand was paid to the same private holding and geological services company to satisfy a change of control provision with respect to gross overriding royalties (“GOR”) in the aforementioned Agreement with San Telmo.

Subsequent to amalgamation, during the month of January 2006, the Corporation paid $19.2 thousand related to gross overriding royalties to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder.  This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.   The Corporation paid $21.0 thousand in financial consulting fees to a private consulting firm, in which an officer of the Corporation is an officer and shareholder.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMMITMENTS

The Corporation is committed to spend $9.0 million by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense for income tax purposes.  To January 31, 2005, the Corporation incurred approximately $2.4 million of eligible expenditures.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006.  The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

RISK FACTORS

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow from operating activities and the ability to grow.  These risks include but are not limited to:

•

Fluctuations in commodity price, exchange rates and interest rates,

•

Government and regulatory risk in respect of royalty and income tax regimes,

•

Operational risks that may affect the quality and recoverability of reserves,

•

Geological risk associated with accessing and recovering new quantities of reserves,

•

Transportation risk in respect of the ability to transport oil and natural gas to market,

•

Capital markets risk and the ability to finance future growth,

•

Weather risk in respect of the ability to enter and drill wells in wet areas,

•

Gas processing risk in respect of the ability to process gas into third party owned facilities, and

•

Environmental risk in respect of the ability to remedy spills, releases or emissions of various substances produced in association with oil and gas operations.

The Corporation strives to minimize these business risks by:

•

Employing management and technical staff with extensive industry experience,

•

Adhering to a strategy of exploring in areas where it has technical expertise,

•

Maintaining a low cost structure,

•

Maintaining prudent financial leverage,

•

Operating to control timing and costs, and

•

Maintaining insurance in accordance with industry standards to address the risk of liability for pollution, blow-outs, property damage, personal injury and other hazards.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies are described in Note 2 to the accompanying unaudited interim consolidated financial statements.  Certain accounting policies are identified as critical accounting policies because they require management to make judgements and estimates based on conditions and assumptions that are inherently uncertain.  These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on factors that, in management’s opinion, are relevant and appropriate.  Management assumptions may change over time as operating conditions change.

DEFINITIONS

bbl

barrels

bbls/d

barrels per day

boe

barrels of oil equivalent (6 mcf equivalent to 1 bbl)

boe/d

barrels of oil equivalent per day

mcf

thousand cubic feet

mcf/d

thousand cubic feet per day

NGL

natural gas liquids

ABOUT ROLLING THUNDER EXPLORATION LTD.

Rolling Thunder’s Class A common shares and Class B common shares are listed on the TSX-V under the symbols ROL.A and ROL.B, respectively.  In addition, Class A common shares are quoted on the OTC Pink Sheets under the symbol RTHXF.

ROLLING TH1UNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED BALANCE SHEETS

	January 31, 2006	April 30, 2005
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$ 6,706,456	$ 58,474
Accounts receivable and accrued receivables	1,440,865	1,512,670
Prepaid expenses and deposits	454,848	161,748
	8,602,169	1,732,892
Property, plant and equipment (Note 5)	12,921,338	7,520,144
Future income tax assets (Note 6)	1,375,100	-
	$ 22,898,607	$ 9,253,036
LIABILITIES
Current liabilities
Bank indebtedness (Note 7)	$ 2,550,000	$ 2,124,106
Accounts payable and accrued liabilities	6,614,804	1,575,705
	9,164,804	3,699,811
Asset retirement obligations (Note 8 )	393,000	172,662
	9,557,804	3,872,473

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	16,652,703	10,414,878
Share capital to be cancelled (Note 9)	(415,740)	-
Contributed surplus (Note 10)	3,560,095	2,536,500
Deficit	(6,456,255)	(7,570,815)
	13,340,803	5,380,563
	$ 22,898,607	$ 9,253,036

Commitments (Notes 9 and 14)

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors:

Keith Macdonald

Raymond Smith

Chairman & Director

Director

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
REVENUE
Oil and natural gas	$ 2,551,907	$ 1,651,733	$ 7,770,613	$ 3,587,201
Royalties	(783,279)	(514,286)	(2,086,565)	(946,759)
Other	17,785	44,328	41,856	65,004
	1,786,413	1,181,775	5,725,904	2,705,446
EXPENSES
Operating	249,392	460,431	883,262	754,631
Transportation	82,614	35,980	290,541	88,739
General and administrative	648,861	278,690	1,284,391	838,526
Short-term interest	33,815	14,027	92,001	61,536
Long-term interest	-	6,812	-	13,157
Stock-based compensation (Note 9)	401,595	285,775	1,023,595	857,325
Depletion, depreciation and accretion	606,379	571,267	1,643,456	1,473,121
	2,022,656	1,652,982	5,217,246	4,087,035
Income (loss) before income taxes	(236,243)	(471,207)	508,658	(1,381,589)
Future income tax recovery	605,900	-	605,900	-
Net income (loss)	369,657	(471,207)	1,114,558	(1,381,589)
Deficit, beginning of period	(6,825,912)	(6,789,007)	(7,570,813)	(5,878,625)
Deficit, end of period	$(6,456,255)	$ (7,260,214)	$(6,456,255)	$ (7,260,214)

Net income (loss) per share (Note 11)
Basic	$ 0.01	$ (0.02)	$ 0.05	$ (0.06)
Diluted	$ 0.01	$ (0.02)	$ 0.05	$ (0.06)

See accompanying notes to the consolidated financial statements

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities
Net income	$ 369,657	$ (471,207)	$ 1,114,558	$ (1,381,589)
Items not involving cash:
Depletion, depreciation and accretion	606,379	571,267	1,643,456	1,473,121
Stock-based compensation	401,595	285,775	1,023,595	857,325
Future income tax recovery	(605,900)	-	(605,900)	-
	771,731	385,835	3,175,709	948,857
Change in non-cash working capital (Note 12)	428,688	626,374	550,251	1,039,668
	1,200,419	1,012,209	3,725,960	1,988,525

Investing activities
Expenditures on property, plant and equipment	(2,635,435)	(1,230,485)	(5,238,422)	(2,632,398)
Business acquisition, net of cash acquired (Note 3)	10,812,080	-	10,812,080	-
Amalgamation costs (Note 3)	(323,117)	-	(323,117)	-
Change in non-cash working capital (Note 12)	1,604,012	451,136	2,245,587	(974,915)
	9,457,540	(779,349)	7,496,128	(3,607,313)
Financing activities
Increase in bank indebtedness	50,000	-	425,894	-
Increase in demand loans	-	7,969	-	833,328
Repayment of loans payable	-	(400,000)	-	(500,000)
Issue of common shares, net of issue costs	-	-	-	1,224,000
Redemption of preferred shares	(5,000,000)	-	(5,000,000)	-
Repurchase of Class A common shares (Note 9)	(415,740)	-	(415,740)	-
Change in non-cash working capital (Note 12)	415,740	-	415,740	-
	(4,950,000)	(392,031)	(4,574,106)	1,557,328

Increase (decrease) in cash and cash equivalents	5,707,959	(159,171)	6,647,982	(61,460)
Cash and cash equivalents, beginning of period	998,497	164,444	58,474	66,733
Cash and cash equivalents, end of period	$ 6,706,456	$ 5,273	$ 6,706,456	$ 5,273

Supplemental cash flow information:

Interest paid	$ 23,016	$ 70,989	$ 81,202	$ 45,951
Interest received	$ 18,019	$ -	$ 16,241	$ -

See accompanying notes to the consolidated financial statements

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

NOTES TO THE FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2006

(Unaudited)

1.

NATURE OF BUSINESS

On January 12, 2006 Rolling Thunder Exploration Ltd. (“ROL”) completed an amalgamation with San Telmo Energy Ltd. (“STU”), a public junior oil and gas exploration company.   STU was deemed the acquiring entity in the transaction.  The amalgamated entity is a continuation of STU and continues operations under the name of Rolling Thunder Exploration Ltd. (the “Corporation”).  The Corporation’s Class A and Class B common shares are trading on the TSX Venture Exchange (“TSX-V”).  In addition, the Class A common shares are also quoted on the OTC Pink Sheets.  The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.  Significant accounting policies are summarized below:

Basis of consolidation

Prior to the amalgamation of STU and ROL on January 12, 2006, the financial statements of the Corporation included the accounts of STU and its wholly-owned subsidiary San Telmo Energy Inc.  Transactions between STU and its wholly-owned subsidiary before amalgamation were eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period.  By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Joint ventures

A substantial part of the Corporation’s exploration and development activities are conducted jointly with others and, accordingly the financial statements reflect only the Corporation’s proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances with banks and short-term investments with a maturity of 90 days or less at the time of issue.

Property, plant and equipment

a)

The Corporation follows the Canadian full cost method of accounting for petroleum and natural gas operations, whereby costs of exploring for and developing petroleum and natural gas properties and related reserves  are initially capitalized into a single Canadian cost center.  Such costs include those related to lease acquisitions, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities.

Costs of acquiring unproved properties are initially excluded from the full cost pool and are assessed each reporting period to ascertain whether impairment has occurred.  When proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the full cost pool.  Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss.  When a significant portion of properties is sold, a gain or loss is recorded and reflected in the statement of earnings.  Depletion of petroleum and natural gas properties and depreciation of production equipment is calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by an independent engineer.  For purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based upon relative energy content.

The Corporation will place a limit on the aggregate carrying value of property, plant and equipment (PP&E), which may be amortized against revenues of future periods (“ceiling test”).  An impairment loss is recognized if the carrying value exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the Corporation’s proved reserves.  Cash flows are based on third party quoted forward prices, adjusted for the Corporation’s contract prices and quality differentials.  The cost of unproved properties that contain no probable reserves and have been excluded from depletion and depreciation are subject to a separate test for impairment.  Upon recognition of impairment, the Corporation then measures the amount of impairment by comparing the carrying amounts of the PP&E to the fair value of the PP&E, which will usually be an amount equal to the estimated net present value of future net cash flows from proved plus probable reserves.  A risk-free interest rate is used to calculate the Corporation’s net present value of the future cash flows.

b)

Office furniture, equipment and leasehold improvements are recorded at cost, and are amortized under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardware

30%

Computer software

100%

Leasehold improvements are amortized over the life of the lease.

Asset retirement obligations

The Corporation recognizes legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets.  A liability for the asset retirement obligation (ARO) is recognized when incurred, recorded at fair value and classified as a long-term liability in the balance sheet.  When the liability is initially recorded, the entity will record the net present value of the cost with an increase in the carrying value of the related long-lived asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and PP&E.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

 Future income taxes

The Corporation uses the liability method of accounting for income taxes.  Temporary differences arising from the differences between the tax basis of an asset or liability and the carrying amount on the balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

The Corporation has issued flow-through shares and the resultant proceeds are used to fund exploration and development expenditures within a defined time period.  The income tax deductions associated with the expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation.  A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by the estimated costs of the renounced tax deductions.

Revenue recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

Stock-based compensation

The Corporation has a stock option plan as described in Note 9.  The Corporation follows the fair value method for recognition of stock and stock options awarded to directors, officers, employees and consultants.  Under this method the fair value of the stock or stock options is charged to earnings with a corresponding increase in contributed surplus.  The fair value is estimated on the grant date using the Black-Scholes option-pricing model.  Compensation costs are recognized over the vesting period of the stock or stock options.  Consideration received by the Corporation on the exercise of stock options will be recorded as share capital.

Stock or stock options granted to non-employees for goods or services provided are recognized based on the fair value of the consideration received, or the fair value of the equity instruments, whichever is more reliably measurable.

Per share amounts

Basic per share amounts are calculated using the aggregate of the weighted average number of Class A common and Class B common shares outstanding during the period.  For the purpose of the per share calculation, the Class B common shares are converted into Class A common shares.  The number of Class A common shares obtained upon conversion of each Class B common share is equal to $10.00 divided by the greater of $1.00 or the then current market price of the Class A common shares.

Diluted per share amounts are calculated by applying the treasury stock method, whereby the effect of “in-the-money” instruments such as stock options and warrants affect the calculation.  The treasury stock method assumes that the proceeds that could be obtained upon exercise of the options and warrants are used to purchase Class A common shares at the average market price during the period.  The incremental shares, calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased, are then included in the calculation of weighted average number of shares used in the computation of diluted earnings per share.

3.

BUSINESS ACQUISITION

On January 12, 2006, the Corporation completed the amalgamation of STU and ROL.  STU was deemed to be the acquirer in the transaction. As consideration, the Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares.  The transaction was measured at the exchange value and accounted for using the purchase method.  The results of operations of ROL were included in the accounts of the Corporation from January 12, 2006 to January 31, 2006.  The purchase price was allocated as follows:

Net assets acquired:
Cash and cash equivalents	$ 10,812,080
Non-cash working capital	(1,606,226)
Petroleum and natural gas properties and equipment	1,628,090
Future income tax asset	769,200
Asset retirement obligations	(42,200)
$ 11,560,944

Purchase price consideration:
Common shares – Class A, net of amalgamation costs	$ 11,229,727
Common shares – Class B	8,100
Amalgamation costs	323,117
$ 11,560,994

4.

CASH AND CASH EQUIVALENTS

	January 31, 2006	April 30, 2005
Cash on hand and with banks	$ 1,350,266	$ 58,474
Short-term investments	5,356,190	-
	$ 6,706,456	$ 58,474

5.

PROPERTY, PLANT AND EQUIPMENT

	January 31, 2006			April 30, 2005
Accumulated
depletion,
		depreciation and	Net book	Net book
	Cost	amortization	value	value
Petroleum and natural gas properties and equipment	$ 16,591,855	$ 3,719,300	$ 12,872,555	$ 7,481,375
Office equipment and lease-hold improvements	61,690	12,907	48,783	38,769
	$ 16,653,545	$ 3,732,207	$ 12,921,338	$ 7,520,144

At January 31, 2006, the cost of unproved properties of approximately $3,608,600 and salvage values of approximately $230,000 have been excluded from petroleum and natural gas properties and equipment for the purposes of calculating depletion. Future development costs totaling $1,975,400 were included in the depletion calculation.

6.

FUTURE INCOME TAXES

The major components of the Corporation’s net future income tax asset are as follows:

	January 31, 2005	April 30, 2005
Future income tax assets:
Non-capital loss carry-forwards	$ 1,361,000	$ 1,275,771
Tax bases of property, plant and equipment in excess of carrying amount	-	162,798
Share issue costs	272,500	-
Amalgamation costs	261,400	-

Future income tax liabilities
Carrying amount of property, plant and equipment in excess of carrying amount	(387,800)	-
Asset retirement obligations	(132,000)	(58,394)
	1,375,100	1,380,175
Valuation allowance	-	(1,380,175)
	$ 1,375,100	$ -

As at April 30, 2005, the Corporation did not recognize future income tax assets associated with accumulated non-capital tax losses in its parent company as it was management’s opinion at that date that it was more-likely-than-not that sufficient future taxable income in the parent company would not be generated to recognize the tax benefits associated with these losses and accordingly a full valuation allowance was applied.

As a result of the amalgamation and subsequent wind-up of the Corporation’s wholly-owned subsidiary, San Telmo Energy Inc., it is management’s opinion that it is more-likely-than-not that the Corporation will have sufficient taxable income in future periods to recognize the benefits of tax pools of assets and liabilities of the Corporation in excess of carrying values and accordingly has recognized future income tax assets associated with these temporary differences.

7.

BANK INDEBTEDNESS

	January 31, 2006	April 30, 2005
Cheques issued in excess of funds on hand	$ -	$ 124,106
Revolving demand bank loan	2,550,000	2,000,000
	$ 2,550,000	$ 2,124,106

The Corporation has a revolving demand bank loan of up to $5,000,000.  The loan bears interest at the National Bank of Canada prime rate plus 0.5% per annum with interest only payments paid monthly.  The Corporation has a non-revolving acquisition/development demand loan of up to $1,500,000 repayable monthly over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75%.  In addition, the Corporation has a corporate credit card with a limit of $25,000.  As at January 31, 2006, both the acquisition/development loan and the corporate credit card were unutilized.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Corporation with a negative pledge and undertaking to provide fixed charges on the Corporation’s major producing properties at the request of the bank.  Additional security includes the assignment/endorsement by the Corporation of all risk insurance, revenues and monies under material contracts, if applicable.

8.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the period:

Asset retirement obligations, April 30, 2005	$ 172,662
Liabilities incurred	161,088
Liabilities incurred on acquisition	42,200
Accretion expense	17,050
$ 393,000

The undiscounted amount of the estimated future cash flows required to settle the obligations is $484,309.  These obligations are expected to be paid over the next several years with a weighted average life of approximately seven years.  The estimated future cash flows have been discounted at a weighted average credit-adjusted risk-free rate of 8.03%.

9.

SHARE CAPITAL

(a)

Authorized

Authorized April 30, 2005:

300,000,000 common shares without par value

Authorized January 31, 2006:

Unlimited number of voting Class A common shares

Unlimited number of voting Class B common shares convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A common shares.   After July 31, 2008 and prior to July 31, 2010 the conversion is at the option of the Corporation. After August 1, 2010 and prior to September 1, 2010 the option to convert is at the option of the shareholder.

Unlimited number of preferred shares, issuable in series

(b)

Issued and outstanding

Common shares issued and outstanding	Number	Amount
Balance, April 30, 2004	41,348,502	$ 9,079,738
Issued for cash on exercise of warrants	1,500,000	90,000
Issued for cash on exercise of options	300,000	75,000
Issued pursuant to private placement	1,620,000	1,134,000
Transferred from contributed surplus relating to stock options exercised	-	119,000
Recovery of future income tax asset	-	(82,860)
Common share balance, April 30, 2005	44,768,502	$ 10,414,878

Class A common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	44,768,502	$ 10,414,878
Conversion of common shares to preferred shares	8,333,333	(5,000,000)
	36,435,169	5,414,878
Reverse split of one Class A common share for two common shares (1)	(18,217,599)	-
	18,217,570	5,414,878
Issued on acquisition of ROL	10,820,000	11,552,842
Amalgamation costs	-	(323,117)
Class A common share balance, January 31, 2006	29,037,570	$ 16,644,603

(1)  14 Class A common shares were retired upon amalgamation.

Class B common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on acquisition of ROL	810,000	8,100
Balance, January 31, 2006	810,000	$ 8,100

Preferred shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on amalgamation	8,333,333	5,000,000
Repurchased and cancelled	(8,333,333)	(5,000,000)
Balance, January 31, 2006	-	$ -

Total share capital, January 31, 2006		$ 16,652,703

Prior to the amalgamation, ROL had issued flow-through common shares.  On amalgamation the Corporation assumed a commitment for flow-through expenditures relating to these shares in the amount of $9,000,000.  The income tax deductions relating to the total flow-through expenditures of $9,000,000 were renounced in March 2006 to the flow-through share subscribers with an effective date of December 31, 2005.

Share capital to be cancelled

On January 3, 2006, the Corporation received notice that a shareholder of STU was exercising the right to dissent.  The shareholder dissented rights related to 692,900 common shares of STU.  On February 1, 2006 the Corporation agreed to pay cash consideration of $0.60 per dissented share for a total consideration of $415,740.

(c)

Shares in escrow

At June 30, 2005, 4,000,000 Class A common shares were held in escrow pursuant to the requirements of National Policy 46-201 “Escrow for Initial Public Offerings”.  Ten percent of these shares were released from escrow July 8, 2005 and 15% were released on January 8, 2006.  At January 31, 2006, a total of 3,000,000 Class A common shares remained in escrow.  These shares will be released in 15% tranches during consecutive six month intervals, the last release scheduled for July 8, 2008.

As at January 31, 2006, 160,713 Class A common shares (April 30, 2005 – 160,713 common shares) of the Corporation were subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number of 321,429 shares for every $100,000 expended on exploration of mineral properties.  No more than 50% of this original number may be released in any twelve month period.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.  Escrowed share amounts for prior periods reflect adjustments for share consolidation and the effect of the issue of one Class A common share for two common shares upon amalgamation.

(d)

Stock options

Stock option plan

The Corporation has a stock option plan whereby options to purchase Class A common shares may be granted by the board of directors to directors, officers, employees of, and consultants to, the Corporation.  The Plan has reserved for issuance a number of Class A common shares equal to 10% of the total number of Class A common shares issued and outstanding from time to time, calculated on a non-diluted basis.  No one participant in the plan is permitted to hold options entitling such participant to purchase more than 5% of the total number of Class A common shares issued and outstanding in any 12 month period and, in the case of consultants and persons retained to perform investor relations activities, 2% in any 12 month period.  The board of directors shall determine the period during which an option may be exercised at the time the option is granted, subject to any vesting limitations, which may be imposed by the board at the time such option is granted.  All options granted will be exercisable for a period not to exceed five years, will be non-transferable and will comply with the requirements of the regulatory authorities.

Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Corporation's Class A common shares or Class A common shares issued from treasury.  Irrespective of the participant's request, the Corporation may elect to only issue Class A common shares.

Agents’ options

Prior to amalgamation, ROL had issued an option to purchase 495,000 Class A common shares to Agents relating to shares sold under a public offering.  On amalgamation, replacement options were issued to the Agents that were fully vested, had an exercise price of $1.00 and expire December 31, 2006.

The following table summarizes information about the Corporation’s stock options:

Class A common share stock options	Options Outstanding
	Number of options	Weighted average exercise price
Common share options outstanding, April 30, 2005	3,775,000	$ 0.75
Common share options exercised	(75,000)	(0.25)
	3,700,000	0.75
Effect of reverse split of one Class A common share for two common shares of STU (1)	(1,850,000)	-
	1,850,000	1.52
Granted to replace existing options of ROL on amalgamation (2)	1,325,000	1.01
Stock options outstanding, January 31, 2006	3,175,000	$ 1.31
Stock options exercisable, January 31, 2006	2,605,000	$ 1.36

(1)   On amalgamation, in-the-money option holders of STU were issued  0.5 Class A common share replacement options having an exercise price equal to the difference between (a) the fair market value of a Class A common share determined immediately after the effective date of the amalgamation and (b) two times the option value of the STU option.  All other option holders of STU were issued 0.5 Class A common share replacement options having an exercise price equal to two times the exercise price of the applicable STU option.

 (2)    On amalgamation, the Corporation issued 830,000 Class A common share options to directors, officers, employees and consultants to replace options outstanding under ROL’s stock option plan.  These options have exercise prices ranging from $1.00 to $1.20 and remaining weighted average contractual lives of between 2.95  and 4.58 years.  In addition, 495,000 Class A common share options were issued to Agents to replace options that were related to a public offering by ROL.

A summary of the outstanding stock options as at January 31, 2006 is as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding at January 31, 2006	Weighted average remaining contractual life (years)	Number exercisable at January 31, 2006
$0.55 (1)	300,000	0.28	300,000
$1.00 (2)	1,185,000	2.95	725,000
$1.05 (2)	70,000	4.50	6,667
$1.20 (2)	70,000	4.58	23,333
$1.64 (1)	1,500,000	0.28	1,500,000
$3.90 (1)	50,000	0.28	50,000
$0.55 - $3.90	3,175,000	2.99	2,605,000

(1)  Options issued to former option holders of STU on amalgamation.

(2)   Options granted to former option holders of ROL on amalgamation.

Stock-based compensation

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted in the nine month period ended January 31, 2006.  The weighted average fair value of the options granted and assumptions used in the model are as follows:

Fair value of options granted ($/share)	0.54
Risk-free interest rate (%)	3.45
Expected hold period (years)	5.00
Expected volatility (%)	60.00
Expected dividend yield (%)	-

The Corporation recognized stock-based compensation expense of $401,595 for the three months (nine months - $1,023,595) which increased the net loss by $401,595 (nine months - $1,023,595) with a corresponding charge to contributed surplus.

(e)

Share purchase warrants

At January 31, 2006 the following warrants were outstanding:

Warrants Outstanding	Exercise Price	Expiry Date
810,000	$1.64	June 11, 2006

Each warrant entitles the holder thereof the right to acquire one Class A common shares for each warrant held.

10.

CONTRIBUTED SURPLUS

The following summarizes changes in contributed surplus for the nine months ended January 31, 2006:

Contributed surplus, beginning of period	$ 2,536,500
Stock-based compensation	1,023,595
Contributed surplus, end of period	$ 3,560,095

11.

PER SHARE AMOUNTS

	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Weighted average number of Class A shares	23,630,783	22,234,251	22,692,619	21,605,120
Weighted average number of Class A shares from deemed conversion of Class B shares	1,672,826	-	557,609	-
Weighted average number of Class A shares - basic	25,303,609	22,234,251	23,250,228	21,605,120
Effect of dilutive stock options	161,795	-	159,696	-
Weighted average number of Class A shares - diluted	25,465,404	22,234,251	23,409,924	21,605,120

Comparative 2005 per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

12.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended January 31,		Nine months ended January 31,
	2006	2005	2006	2005
Changes in non-cash working capital:
Accounts receivable and accrued receivables	$ 577,429	$ (737,983)	$ 71,805	$ (848,085)
Prepaid expenses	(362,972)	(56,093)	(293,100)	(83,377)
Accounts payable and accrued liabilities	3,840,209	1,871,586	5,039,099	996,215
Non-cash working capital acquired on amalgamation	(1,606,226)	-	(1,606,226)	-
	$ 2,448,440	$ 1,077,510	$ 3,211,578	$ 64,753

Changes in non-cash working capital:
Operating	$ 428,688	$ 626,374	$ 550,251	$ 1,039,668
Investing	1,604,012	451,136	2,245,587	(974,915)
Financing	415,740	-	415,740	-
	$ 2,448,440	$ 1,077,510	$ 3,211,578	$ 64,753

13.

RELATED PARTY TRANSACTIONS

Prior to amalgamation, San Telmo paid directors’ fees of $15,000 (2005 - $10,000) and $60,000 (2005 - $25,000) for the three and nine months ended January 31, 2006 respectively to directors and/or companies controlled by directors of San Telmo.  Management fees of $32,490 (2005 - $20,490) and $129,960 (2005 - $97,470) for the three and nine month periods ended January 31, 2006 respectively were paid to a director and officer of San Telmo.  San Telmo also paid professional fees of $19,370 (2005 – $2,534) and $29,595  (2005 - $15,619) during the three and nine months ended January 31, 2006 respectively to a legal firm, in which a director of San Telmo was a partner.  In addition, rent of $1,200 (2005 - $3,600) for the three months ended January 31, 2006 and $8,400 (2005 - $24,000) for the nine months ended January 31, 2006 was paid to a company controlled by a director of San Telmo.

Upon amalgamation, the Corporation paid approximately $340,000 related to severance to officers of San Telmo.  The Corporation paid $16,500, with respect to the termination of a Geological and Project Management Services Agreement, to a private holding and geological services company that provided geological consulting services to San Telmo, of which an officer and director of the Corporation is an officer and controlling shareholder.  In addition, $15,000 was paid to the same private holding and geological services company to satisfy a change of control provision with respect to gross overriding royalties (“GOR”) in the aforementioned Agreement with San Telmo.

Subsequent to amalgamation, during the month of January 2006, the Corporation paid $19,164 related to gross overriding royalties to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder.  This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.   The Corporation paid $21,000 in financial consulting fees to a private consulting firm, in which an officer of the Corporation is an officer and shareholder.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.

COMMITMENTS

The Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense for income tax purposes (see Note 9).  To January 31, 2006, the Corporation incurred $2,430,405 of eligible expenditures.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006.  The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

15.

FINANCIAL INSTRUMENTS

(a)

Fair values

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable and accrued receivables, bank indebtedness, accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying value at January 31, 2006.

(b)

Credit risk

The Corporation is exposed to credit risk from financial instruments to the extent of non-performance by third party parties.  A substantial portion of the Corporation’s accounts receivables are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

(c)

Interest rate risk

The Corporation is exposed to interest rate risk related to its bank indebtedness to the extent of floating interest rates on the outstanding balances.

16.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.